UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of August 2023

Commission file number: 001-39957

NLS PHARMACEUTICS LTD.

(Translation of registrant’s name into English)

The Circle 6

8058 Zurich, Switzerland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

CONTENTS

Appointment of New Permanent Chief Financial Officer

On August 28, 2023, NLS Pharmaceutics Ltd., or the Registrant, announced that Ms. Elena Thyen-Pighin has been appointed as its Chief Financial Officer, or CFO, and Head of Finance and Human Resources effective September 1, 2023. Ms. Thyen-Pighin’s annual base compensation will be CHF 180,000. Ms. Thyen-Pighin was initially hired as the Registrant’s Head of Finance and Human Resources on May 20, 2023, with the intent to transition her to serve as permanent CFO.

Ms. Thyen-Pighin is an experienced finance executive with extensive experience in leadership and management functions as both head of finance and human resources across a number of industries, including organizations similar to the Registrant. From 2018 through 2019, Ms. Thyen-Pighin served as a financial accountant for TE Connectivity Solutions GmbH, and from 2019 through 2023, Ms. Thyen-Pighin served as the head of finance and human resources for Christian Fischbacher Bed & Bath AG. Ms. Thyen-Pighin received a bachelor’s degree in business administration from the University of Applied Sciences of Eastern Switzerland.

On August 22, 2023, Mr. Keith Dewedoff resigned as the Interim CFO of the Registrant and will continue as a capital and financial advisor to the Registrant’s board of directors. Mr. Dewedoff’s resignation was not as a result of any disagreement between Mr. Dewedoff and the Registrant, or any matter related to the Registrant’s operations, policies or practices. The appointment of Ms. Thyen-Pighin as CFO was part of a planned transition by the Registrant to find a permanent CFO.

On August 28, 2023, the Registrant, issued a press release titled: “NLS Pharmaceutics CEO Issues Letter to Shareholders.” A copy of this press release is furnished herewith as Exhibit 99.1.

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Registrant’s Registration Statements on Form F-3 (File No. 333-262489, and 333-268690 and 333-269220), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Press release titled: “NLS Pharmaceutics CEO Issues Letter to Shareholders.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NLS Pharmaceutics Ltd.

Date: August 30, 2023	By:	/s/ Alexander Zwyer
		Name:	Alexander Zwyer
		Title:	Chief Executive Officer

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